Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Liquid Holdings Group, Inc.:

We consent to the use of our report dated April 10, 2013, except as to note 1(b) which is as of July 24, 2013, with respect to the consolidated balance sheet of Liquid Holdings Group, LLC as of December 31, 2012, and the related consolidated statements of operations and comprehensive income (loss), changes in members’ equity, and cash flows for the period from April 24, 2012 (commencement of operations) to December 31, 2012, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

New York, New York

September 20, 2013